GTT Communications, Inc.
8484 Westpark Drive, Suite 720
Mclean, VA 22102

February 20, 2014

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:         Global Telecom & Technology, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed March 19, 2013
Form 8-K dated April 30, 2013
Filed May 6, 2013
Response dated January 3, 2014
File No. 0-51211

Dear Mr. Spirgel:

GTT Communications, Inc. (formerly known as Global Telecom & Technology, Inc.) acknowledges receipt of your letter dated January 14, 2014.  In addition, we hereby confirm that we will comply with the restrictions on the offering of our securities referred to therein.

Please contact the undersigned at (703) 442-5503 with any questions you may have regarding this letter.

Sincerely,

GTT COMMUNICATIONS, INC.

By:  /s/ Michael Bauer
Michael Bauer
Chief Financial Officer

cc:           Richard D. Calder, Jr., Chief Executive Officer
S. Joseph Bruno, Chairman, Board of Directors Audit Committee